January 22, 2013

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Attention:	Ms. Lyn Shenk

Re:	Visteon Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-15827
Form 10-Q for Quarterly Period Ended September 30, 2012
Filed November 1, 2012
File No. 001-15827

Dear Ms. Shenk:

This letter is in response to your comment letter dated November 28, 2012 with respect to the above-referenced filings. Your comments are reproduced below in bold italics, followed in each case by the response of Visteon Corporation (the “Company”).

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

Results of Operations – 2011 Compared with 2010

Income Taxes, page 30

1. You disclose that the decrease in income tax expense during the year 2011 was due in part to $3 million related to changes in the Company’s valuation allowances. Please clarify for us and in your disclosure what valuation allowances you refer to. It appears from disclosure elsewhere in your filing that the valuation allowance against deferred tax assets changed by $194 million during 2011.

The Company’s disclosures are focused on the changes in judgment related to valuation allowances that resulted in a net change in tax expense during the year ended December 31, 2011. These valuation allowances are specific to deferred tax assets recorded by subsidiaries in the UK and India of $8 million and $5 million, respectively. During 2010, the valuation allowance for India was eliminated as available evidence suggested that it was more likely than not that the underlying deferred tax assets would be realized. Similarly, during 2011, the valuation allowance for the UK was eliminated as available evidence suggested that it was more likely than not that the underlying deferred tax assets would be realized. When comparing tax expense for the twelve months ended December 31, 2011 to the same period in 2010, the net impact of the changes in judgment related to valuation allowances caused income tax expense in 2011 to be lower by $3 million.

As disclosed in the Company’s 2011 Form 10-K under Note 16 Income Taxes and in Schedule II, valuation allowances against deferred tax assets increased by $194 million during the year ended December 31, 2011. However, the Company’s income tax expense disclosures in Management’s Discussion and Analysis Results of Operations – 2011 Compared with 2010 excluded specific reference to other changes in valuation allowances against deferred tax assets, as these other changes did not materially impact net tax expense during the years ended December 31, 2011 or 2010.

The Company will clarify its income tax expense disclosures as related to the impact of changes in judgments associated with valuation allowances in Management’s Discussion and Analysis, Results of Operations – 2011 Compared with 2010 in future annual filings. A sample disclosure including the proposed clarifying language is provided below for your reference.

Proposed Disclosure Sample:

The Company’s provision for income tax was $127 million for year ended December 31, 2011 and reflects income tax expense related to those countries where the Company is profitable, accrued withholding taxes, ongoing assessments related to the recognition and measurement of uncertain tax benefits, the inability to record a tax benefit for pre-tax losses in the U.S. and certain other jurisdictions, and other non-recurring tax items. Income tax expense was $19 million for the three-month Successor period ended December 31, 2010 and $131 million for the nine-month Predecessor period ended October 1, 2010. Income tax expense decreased by $23 million during the year ended December 31, 2011, primarily reflecting the non-recurrence of $37 million associated with the adoption of fresh-start accounting on October 1, 2010 and $3 million related to the year-over-year changes in judgments associated with valuation allowances at foreign subsidiaries. During 2011 the Company recorded a tax benefit of $8 million attributable to the elimination of valuation allowances at its UK subsidiary. During 2010 the Company recorded a tax benefit of $5 million attributable to the elimination of valuation allowances at its India subsidiary. Other changes in the Company’s valuation allowances did not materially impact net tax expense during the years ended December 31, 2011 or 2010. Tax law changes of $10 million, uncertain tax positions, including interest and penalties of $5 million, and overall changes in the mix of earnings and tax rates between jurisdictions resulted in increases in income tax expense when comparing the year ended December 31, 2011 to the same period of 2010.

Notes to Consolidated Financial Statements

Note 11: Other Liabilities, page 73

2. In the table for other noncurrent liabilities on page 73, please explain to us what the line item “income tax reserves” represents and how amounts recorded for this impact your income tax provision. Also, tell us if this line item relates to the line item “tax reserve adjustments” in the table on page 87 in the income tax note, and if so, how the amount of the change in the income tax reserves correlates to the amount of the tax reserve adjustments.

In the table for other noncurrent liabilities on page 73, the line item “income tax reserves” represents the Company’s unrecognized tax benefits and totals $97 million as of December 31, 2011. This balance includes amounts related to items that impact the effective tax rate of $69 million, as well as, accrued interest and penalties of $28 million.

Changes in the Company’s income tax reserves are directly reflected in the income tax provision during the period when such changes occur. For example, during the year ended December 31, 2011 the Company’s income tax reserves increased by $1 million, including $7 million related to net increases in uncertain tax positions and ongoing accruals for interest, partially offset by $6 million of foreign currency and settlements.

The “tax reserve adjustments” line item of $22 million in the tax rate reconciliation table included in Note 16 Income Taxes in the Company’s 2011 Form 10-K, includes the $7 million of expense items that impact the effective tax rate, as described above, and $15 million related to unrecognized tax benefits and changes in tax gain contingency positions that do not impact the effective tax rate as these positions are embedded in other deferred tax attributes offset by an equal and opposite amount within the “Change in valuation allowance” line item of the income tax rate reconciliation.

Note 16: Income Taxes, page 86

3. Please explain to us the circumstances that caused an increase of $202 million in the valuation allowance against deferred tax assets in 2011, and the associated impact on your income tax provision as indicated in the table on page 87, when deferred tax assets increased by only $22 million in 2011.

As disclosed in the footnotes to the Company’s consolidated financial statements under Note 16 Income Taxes and in Schedule II of the Company’s 2011 Form 10-K, valuation allowances against deferred tax assets increased by $194 million during 2011. The increase includes $202 million of items that impacted the effective tax rate, as indicated in the table on page 87 of the Form 10-K, partially offset by $(8) million of items recorded in other comprehensive income that did not impact the effective tax rate. The increase in the Company’s valuation allowance against deferred tax assets that impacted the effective tax rate included current year losses without a corresponding tax benefit, UK valuation allowance elimination, and other items that were offset by an equal and opposite amount within other line items of the tax rate reconciliation.

In determining the amount of valuation allowance to record, the Company considers all sources of income including the reversal of existing timing differences, which results in the valuation allowance being recorded on the net position. Accordingly, the $194 million increase in the Company’s valuation allowance includes approximately $141 million attributable to decreases in deferred tax liabilities in jurisdictions where valuation allowances are maintained and approximately $53 million attributable to increases in deferred tax assets in jurisdictions where valuation allowances are maintained. The $53 million increase gross deferred tax assets in jurisdictions that maintain a valuation allowance is partially offset by a $31 million decrease in gross deferred tax assets in jurisdictions where valuation allowances are not maintained. The net impact of these items is the $22 million change in gross deferred tax assets, as referenced above, and when comparing respective balances as of December 31, 2011 and 2010.

Form 10-Q for Quarterly Period Ended September 30, 2012

Management’s Discussion and Analysis

Cash Flows

Operating Activities, page 47

4. Please quantify each factor contributing to the variance in cash flows from operating activities so investors may understand the relative impact. Also, clarify for us and in your disclosure how net income, prepared on the accrual basis of accounting, as adjusted for noncash items directly contributes to the variance. In this regard, it appears that net income as adjusted may reflect some of the other factors indicated in your disclosure, like net trade working capital and receivables from joint ventures, that potentially obscures the impact of those factors.

The Company will clarify its disclosures in future filings to quantify each factor contributing to the variance in cash flows from operating activities, including an explanation as to how net income, as adjusted for noncash items, directly contributes to the variance. A sample of the clarifying language is provided below for your reference.

Proposed Disclosure Sample:

The Company generated $163 million of cash from operating activities during the nine-month period ended September 30, 2012, compared to $55 million during the same period of 2011 for an increase of $108 million. This increase is primarily attributable to lower employee benefit related payments of $48 million, lower bankruptcy claim settlement payments of $40 million, higher cash dividends from non-consolidated affiliates of $34 million and lower cash taxes of $11 million. Higher restructuring payments of $27 million were a partial offset.

*    *    *    *    *    *     *    *

We acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the matters discussed in this letter, you may contact our Chief Accounting Officer, Michael J. Widgren, at (734) 710-2227.

Very truly yours,

/s/ Jeffrey M. Stafeil

Jeffrey M. Stafeil

Executive Vice President and Chief Financial Officer

Cc:	Michael K. Sharnas

Michael J. Widgren

Peter M. Ziparo